DEGREES PLATO, LLC

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



Independent Accountant's Review Report

To Management
Degrees Plato, LLC
Oakland, California

We have reviewed the accompanying balance sheet of Degrees Plato, LLC as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 21, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com


DEGREES PLATO, LLC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017


	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 13,521	$ 5,108
Accounts Receivable	55,795	19,415
Inventory	-	909
Sales Tax Receivable	-	1,711
TOTAL CURRENT ASSETS	69,316	27,143
NON-CURRENT ASSETS		
Leasehold Improvements	91,547	91,547
Equipment	64,363	62,113
Furniture & Fixtures	9,622	9,622
Right of Use Asset- Software	2,870	7,737
Accumulated Depreciation	(26,449)	(9,326)
Trademark	225	225
Accumulated Amortization	(225)	(105)
TOTAL NON-CURRENT ASSETS	141,953	161,813
TOTAL ASSETS	211,269	188,956
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	21,845	16,054
Lease Payable	2,870	7,737
Notes Payable, Current	17,315	17,485
TOTAL CURRENT LIABILITIES	42,030	41,276
NON-CURRENT LIABILITIES		
Notes Payble	203,181	220,496
TOTAL LIABILITIES	245,211	261,772
MEMBERS' EQUITY		
Contributed Capital	218,033	156,036
Member Draws	(10,079)	(16,366)
Retained Earnings (Deficit)	(241,897)	(212,486)
TOTAL MEMBERS' EQUITY	(33,943)	(72,816)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 211,269	$ 188,957

DEGREES PLATO, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 946,271	$ 421,142
Cost of Goods Sold	(404,579)	(172,641)
Gross Profit	541,692	248,501
Operating Expense		
Salaries & Wages	354,616	230,245
General & Administrative	84,895	101,617
Rent	51,852	35,650
Depreciation	17,123	9,326
Selling & Marketing	14,363	7,963
Professional Fees	6,416	58,010
Amortization	120	105
	529,385	442,916
Net Income from Operations	12,307	(194,415)
Other Income (Expense)		
Interest Expense	(19,293)	(12,326)
Tax Expense	(6,059)	(5,745)
Net Income	$ (13,045)	$ (212,486)

DEGREES PLATO, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (13,045)	$ (212,486)
Depreciation	17,123	9,326
Change in Accounts Payable	5,791	16,054
Change in Sales Tax Receivable	1,711	(1,711)
Change in Inventory	910	(910)
Amortization	120	105
Change in Accounts Receivable	(36,380)	(19,416)
Net Cash Flows From Operating Activities	(23,770)	(209,038)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(2,250)	(163,282)
Purchase of Trademark	-	(225)
Net Cash Flows From Investing Activities	(2,250)	(163,507)
Cash Flows From Financing Activities		
Draws on Notes Payable	(17,485)	237,981
Contributed Capital	61,997	156,036
Owners' Draw	(10,079)	(16,366)
Net Cash Flows From Investing Activities	34,433	377,651
Cash at Beginning of Period	5,108	-
Net Increase (Decrease) In Cash	8,413	5,108
Cash at End of Period	$ 13,521	$ 5,108

DEGREES PLATO, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Contributed Capital	Owner's Draw	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2016	$ -	$ -	$ -	$ -
Contributed Capital	156,036			156,036
Members' Draws		(16,366)		(16,366)
Net Income				(212,486)
Balance at December 31, 2017	$ 156,036	$ (16,366)	$ (212,486)	$ (72,816)
Contributed Capital	61,998			61,998
Members' Draws		(10,079)		(10,079)
Net Income				(13,045)
Balance at December 31, 2018	$ 218,034	$ (10,079)	$ (228,852)	$ (33,943)

Reviewed- See accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Degrees Plato, LLC ("the Company") is a limited-liability corporation organized under the laws of the State of California. The Company is a restaurant that serves a variety of craft beer and freshly prepared dishes in its dining room.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is valued at the lower of cost or market.

Sales Tax Receivable

In 2017, the Company remitted more sales tax collections than due to the State of California and recognized a receivable for the amount claimed as a refund.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company's main line of business is sales from food and beer served in its taproom.

Accounts Receivable

Accounts receivable represents payment from customers that used a credit card in its taproom. Management's experience suggests that losses on accounts receivable are likely to be infrequent. As of December 31, 2018, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Right of Use- Software

The Company leases point of sale software under a term contract. Minimum payments due under the contract are $405 each month through the end of the contract term.

Rent

The Company occupies office space under a non-cancellable operating lease. The lease expires in 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019- $53,215
2020- $4,363

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2017, the company issued a promissory note in exchange for $250,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 8.75% per annum and will mature in 2027. The Company will make monthly payments of $3,121.18 until paid in full. Future minimum payments due are as follows:

    2019: $37,454.16
    2020: $37,454.16
    2021: $37,454.16
    2022: $37,454.16
    2023: $37,454.16

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 21, 2020 the date that the financial statements were available to be issued.